September 19, 2014

VIA EDGAR

James O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CM Finance Inc Proxy Statement

Dear Mr. O’Connor:

On behalf of CM Finance Inc (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on August 29, 2014 regarding the Company’s preliminary proxy statement filed on August 21, 2014. The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Comment: In the table on page 3 of the Company’s proxy statement, under the vote required for Proposal 2, please explain why a majority under Section 57(o) of the Investment Company Act of 1940, as amended (the “1940 Act”) is not described.

Response

The Company respectfully advises the Staff that this section of the proxy statement describes the requisite shareholder votes, including the vote required by Section 63(2)(A) of the 1940 Act to approve a below net asset value proposal. A vote of a majority under Section 57(o) of the 1940 Act is the vote required by Section 63(2)(B) and Section 63(2)(C) that will occur when, and if, the Company proposes to make an offering of its common stock at a price below the then net asset value per share of its common stock. The conditions to be met in connection with a sale of common stock at a price below the then current net asset value per share, including any determinations or votes by directors, is described on page 20 of the Company’s proxy statement under “Conditions to Sales Below NAV.”

2.	Comment: Please confirm that the biographical information for members of the Company’s board of directors and the Company’s executive officers beginning on page 8 of the proxy statement includes the information required by the table illustrated in Item 22(b)(1) of Schedule 14A of the Securities Exchange Act of 1934, as amended (the “1934 Act”).

Mr. James O’Connor

Division of Investment Management

September 19, 2014

Response

The Company confirms that the biographical information for members of the Company’s board of directors and the Company’s executive officers beginning on page 8 of the Company’s proxy statement includes the information required by the table illustrated in Item 22(b)(1) of Schedule 14A of the 1934 Act.

3.	Comment: The third full paragraph on page 12 of the Company’s proxy statement does not address “why the registrant has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the registrant” (Item 407(h) of Reg S-K applied through Item 22(b)(11)). Please explain how the relationship between the interested directors and the adviser encourages an open dialogue between the independent directors and the adviser.

Response

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

4.	Comment: Please confirm that there were no legal proceedings in the past 10 years against any of the directors, nominees, or officers and none that are pending. See Item 401(f)(7) and (8) of Reg S-K, which is applied through item 22(b)(12) of Schedule 14A

Response

The Company confirms that there were no legal proceedings in the past 10 years against any of the directors, nominees, or officers and none that are pending.

5.	Comment: In the table on page 18 of the Company’s proxy statement, please add headers to the high and low columns clarifying that the prices quoted in the table are high and low closing sales prices.

Response

The Company has added the additional headers as requested.

6.

Comment: In addition to satisfaction of Sections 18(d), 23(b), 61(a)(3), and 63, where a fund intends to offer shares below net asset value, it is the staff’s position that funds may make multiple take-downs off a single post-effective amendment (or a new shelf registration statement) provided that the fund’s registration statement includes an undertaking to file a

Mr. James O’Connor

Division of Investment Management

September 19, 2014

post-effective amendment that must be declared effective by the staff where (1) the cumulative dilution to net asset value per share from offerings under the registration statement, as amended by post-effective amendment, does exceed 15% or (2) the fund receives an auditor’s going-concern opinion or a material adverse change occurs making the financial statements materially misleading. Please provide disclosure that the Fund will comply with the staff’s position regarding such an undertaking in the section entitled “Conditions to Sales Below NAV,” beginning on page 20 of the Company’s proxy statement.

Response

The Company has added disclosure to the section entitled “Conditions to Sales Below NAV,” on page 20 of the Company’s proxy statement as requested.

7.	Comment: In the first bullet in the section entitled “Conditions to Sales Below NAV,” on page 20 of the Company’s proxy statement, we request that the disclosure track precisely the requirements of Section 57(o) with respect to the board approval required for below NAV sales of stock.

Response

The Company has revised the disclosure in the first bullet in the section entitled “Conditions to Sales Below NAV,” on page 20 of the Company’s proxy statement as requested.

8.	Comment: On page 21 of the Company’s proxy statement, please revise the disclosure to indicate either the maximum percentage discount below which the Fund will not sell shares or that there is no limit on the discount at which the Fund may sell shares. In the table on page 21 of the Company’s proxy statement, please create a third column in the table that shows the dilutive effective on a nonparticipating shareholder of a 25% issuance at a 25% discount. Please create a fourth column in the table that shows, alternatively, the dilutive effective on a nonparticipating shareholder of a 25% issuance at the maximum discount at which the Fund may sell shares or, if there is no limit on the discount, show the effect of a 25% issuance at a 100% discount.

Response

The Company has revised the disclosure in the table on page 21 of the Company’s proxy statement as requested.

9.	Comment: The disclosure on page 22 describes only convertible securities. Please define the warrants, options and rights that the Fund may issue.

Mr. James O’Connor

Division of Investment Management

September 19, 2014

Response

The Company has revised the disclosure on page 22 of the Company’s proxy statement as requested.

10.	Comment: Please clarify whether the Fund may issue 120-day rights or warrants to existing shareholders under Section 18(d) of the 1940 Act. The Staff notes that on page 23 of the Company’s proxy statement, in the section entitled “Conditions to Issuance,” in the first full paragraph following the bulleted list, the language tracks section 61(a)(3)(B). Prior to the addition of paragraph (C) in 1996, Section 61(a)(3) did not permit rights to be issued that were not attached to senior securities or as part of a compensation plan. Please clarify whether the Company intends to issue securities under paragraph (C).

Response

The Company respectfully advises the Staff that the Company may, but has no current intention to, issue 120-day rights or warrants to existing shareholders under Section 18(d) of the 1940 Act. In addition, the Company respectfully advises the Staff that it may, but has no current intention to, issue securities under Section 61(a)(3)(C).

*        *        *         *        *

Mr. James O’Connor

Division of Investment Management

September 19, 2014

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845.

Sincerely,

/s/ Stephani M. Hildebrandt
Stephani M. Hildebrandt

cc:	Michael C. Mauer, CM Finance Inc
Steven B. Boehm